

COMO AUDIO

2019 Report

Dear investors,

2019 was a pivotal year for the company. We were not able to attract as much investment as we had hoped to. This caused us to have to curb our marketing efforts.

The European markets were flooded in 2018 and 2019 with Digital Audio Broadcast (DAB) product which although different from Como Audio product still occupied that space in the mind of many buyers who had so much inventory of the DAB product that they weren't able to order Como Audio products.

During that year we transitioned from selling directly to dealers in the Benelux countries to establishing a relationship with a distributor to handle those accounts directly. That transition has been successful and we have been able to grow the Benelux business over the previous year.

We have also entered new relationships with distributors in France, Singapore and Hungary.

We need your help!

2019 was a pivotal year for the company. We were not able to attract as much investment as we had hoped to. This caused us to have to curb our marketing efforts.

The European markets were flooded in 2018 and 2019 with Digital Audio Broadcast (DAB) product which although different from Como Audio product still occupied that space in the mind of many buyers who had so much inventory of the DAB product that they weren't able to order Como Audio products.

During that year we transitioned from selling directly to dealers in the Benelux countries to establishing a relationship with a distributor to handle those accounts directly. That transition has been successful and we have been able to grow the Benelux business over the previous year.

We have also entered new relationships with distributors in France, Singapore and Hungary.

Sincerely,

Thomas DeVesto

Como Audio Founder/Designer

Our Mission

Music is my lifeblood. My entire professional life, in all the companies I've founded and sold, I've pursued a single goal: delivering music the way the artist created it, in your home. At Como Audio, we aim to provide the highest-quality listening experience so music enthusiasts like myself can easily listen to the world's great music from a single device. And smart speakers are the future: in the last year alone, the market grew 50%, from $2B in sales to $3B.

See our full profile

How did we do this year?

Report Card

B+

The Good

We dramatically increased our consumer sales in the United States through Amazon and our web store.

Our new line of turntables was very well received by consumers and the press.

We ran a successful WeFunder campaign and raised $250,000.00 from 230 investors.

The Bad

Increased tariffs on our products hit our bottom line.

We lost sales momentum during our transition to our new international partners.

We discontinued our plans to produce SpeakEasy Google assisted speaker.

2019 At a Glance

March 1 to December 31

$1,445,071 [26%]
Revenue

-$1,280,610
Net Loss

$1,870,016 +26%
Short Term Debt

$100,000
Raised in 2020

$105,180
Cash on Hand
As of 05/22/20

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Como Audio designs, manufactures, and sells smart speakers. All our speakers prioritize high-quality sound, beautiful design, and multi-room capabilities. Como is my 3rd company in this industry: I spent the last 40 years pushing boundaries in consumer audio electronics as CEO, Founder, and Designer at Tivoli Audio (acq. 2015) and Cambridge SoundWorks (acq. 2000). When I sold Tivoli, we did over $40M in annual sales. In the four years since we started shipping product at Como, we've sold over $6M.

Music is my lifeblood. My entire professional life, in all the companies I've founded and sold, I've pursued a single goal: delivering music the way the artist created it, in your home. At Como Audio, we aim to provide the highest-quality listening experience so music enthusiasts like myself can easily listen to the world's great music from a single device.

Milestones

Como Audio, Inc was incorporated in the State of Delaware in March 2019.

Since then, we have:

- Nearly $1.5M in sales last year.

- 330+ dealers and retailers in 25 countries.

- More than $1.25M in paid-up inventory worldwide

- Raised almost $500,000 on Kickstarter from 1,500+ backers.

- Delivered Kickstarter rewards early.

- For all four products, average Amazon review is 4.2 out of 5 stars.

Historical Results of Operations

Our company was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,445,071. Our gross margin was 40%.

- *Assets.* As of December 31, 2019, the Company had total assets of $1,730,394, including $177,002 in cash.

- *Net Loss.* The Company had net losses of $1,280,610 for 2019.

- *Liabilities.* The Company's liabilties totaled $1,870,016 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,672,922 in debt and $850,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Como Audio, Inc cash in hand is $105,180, as of May 2020. Over the last three months, revenues have averaged $96,614/month, cost of goods sold has averaged $52,585/month, and operational expenses have averaged $103,607/month, for an average burn rate of $59,578 per month.

Net Margin: -89% **Gross Margin: 160%** **Return on Assets: -74%** **Earnings per Share: -$11,968.32**

Revenue per Employee: $361,268 **Cash to Assets: 10%** **Revenue to Receivables: 4,555%** **Debt Ratio: 108%**

Como_Audio_Inc._2018-2019_Reviewed_Financial_Statements__draft_.pdf

Como_Audio_LLC_FS_2017-2018_Review.pdf

We ❤ Our 215 Investors

Thank You For Believing In Us

Tom Olofsson
Madhava Chirra
Herbert Pagan
Ernesto Martinez
Taylor Lashbrook
William Pena
Gherardo Bettarini
Cynthia C ANDERSON
Jeffery Thomas
Robert Thomson
Thomas Hannaher
Jean McCutcheon
Shanna Losch
Douglas Gaasvig
Jane Stuart
Samuel W Jackson
William Goff
Keith Nation
David Matthias
Kalman Kaplan
Kenneth Naylor
Andreas Skevas
Joe Marek
John Brooks
Mohammad Adil Bukhari
Larry E Proud
Pamala MEADOWS
Olli Laine
Bill Davis
Tim Kohl
William Denman
Sarba Kundu
Howard Tracey
Kurt Renz
Sheila Henriques
Angela Hahn
Loren Roseth
Joe Daly
Alan E Howard
Daniel Scullen
Louis LITZ
Julie Tomchik
Tom Jacoby
Ernest Foster
Martin Costa
Belinda Hahn
Marc Engel
Arturo Salcido
Stephen Yoskowitz
Craig Cooper
Richard M Lowenthal
Jim Daily
Steffan Trent Carr
Christopher Jones
Brian F. Chrest
Marquis T. Woods
Nathan Hatch
James L. Wolfrey
Walter Da Cunha
Michael Fink
Robert Jones
Paul Szapary
Daniel Holbert
Cyneta Hill
Jim Wilhite
Francisco Azcunaga
Bessie Hahn
Ashish Parmar
Lamy Saint-fleur
Larry Scarinzi
Clyde R Anderson
Haim BENSIMON
Terry Garrett
Patrick J Perron
Kevin MacNeil
Cathy Callegari
Mahesh Sethuraman
Osvaldo Freire Fonseca
John Weidman
Rene Jorkiewitz
Midhat Qidwai
James Zimmerman
Zahid Mahmood
Mark Schroeder
Mark Croshier
Andrew Garcia
Lincoln Tetreault
Harry Wiley
Raja Mallepeddi
Scott Koontz
Ravisekar Amuthan
Carl Theobald
Cosetta Seno
Joel Kaatz
Biren Gandhi
John Young
Jacob King
William James Schwartz
Mae Smith
Marcelin Istrate
Benoit Marchal
John Van Santen
Ronald Coulson D.C.
James Michael Merberg
Michael Cleveland
Estelle Hahn
Michael F Cronin
John M. Dowd
Pier Paolo Pezzoli Gonza...
Henning Colsman-Freybe...
Carol Davids
James J LeKachman
Arthur House
Evgeny Boxer
Alan Burnes
Michael DeLaMater
John Young
Cecilia M Tellez
John Nehme
Napoleon Velasquez
Jacobus Dirk Spreeuwen...
Jukka Matti Karhu
Adrian Willcox
Michael E Macmillan
Joel Curt
Nadhamuni R Kamireddy
Evan J SEGAL
Sheldon Stucki
Paige Gesualdo
Frank B Jones
William McAleb
Tu Huynh
Paul A. Kalcic
Howard Bennett
Frank Mcgovern
Kevin Benedix
Cristian Croitor
Wayne Threatt
Darryl Warren
Michael Lamoureux
Peter Chrustowski
Brian Hess
Simon G Spanier
Carey Beall
Kenneth Quirin Jr
Brenda Chae
Bruno Rocha
Carlos X. Vargas
Gary Bayliff
Jose Valdez
Wael Anwar
William Dupree Jr
Robert A. Hartley
Crystal Morris
Garrick Goldenberg
John DeVore
Andrew Boutros
Emily Garber
Yunir Gataullin
Antonio Ostuni
Jinmei Zhang
Frank Priefler
Matthew Milner
John LEHRMAN
Richard Mattison
Duncan Pool
Kc Townsend
Sjoerd Van Der Wal
Mendel Shapiro
Jackson Clark
Joshua Grey
Donald Ochs
Hao PHAM
Oskar Beranek
Eric Abadir
Chien Hsun WU
Adam Wellspring
Kevin Chow
Raymond Varcho
Chris Beech
Stacy Bolling
Gabriel Paravisini
John Turner
James R Cole
Andrew Shipton
Nicole Giannini
Celia Garcia
Osayi Omorodion
Lyle Notice
Russ Hall
Roger Miller
Jerome Baladad
Morris Gelman
Edward Carey
Bob Brown
Joseph T King
David Ezra
John Scaramuzzo
Kanu Patel
Kirk McDevitt
David Desjardins
Matthew J Donovan
Rafael Guastavino Jr
Gary Rollin Mitchell
Nancy Watson
Mark Riashi
Javier Olivera Whyte
David L HEILMAN
Clayton M. Steinman
Whitney Ruffin Slater
Yatish Sharma
Andy Kocharian
Manuel Lopes
Matthew Wagenfer Sr.
Olivier Marro

Thank You!

From the Como Audio Team



Thomas DeVesto
Como Audio Founder/Designer



Bob Brown
Director
Experienced Founder & Exec skilled in Financial Management, Restructuring, Market Dev.(contractor)



Peter Skiera
VP of Product Development
20+ years in audio including Cambridge SoundWorks, B&W/Rotel, and as Senior PM at Tivoli Audio.



Duncan Pool
International Marketing Director
14+ years experience in audio business. Formerly in same role at Tivoli Audio. (contractor)



Angela Hahn
Treasurer
Graduate of Princeton University with decades of small business experience.



Ilaria Marelli
Designer
Won prestigious Donna Milano Award. Professor at Como University and Milan Polytechnic Institute.



Pj Vecchiarelli
Digital and Social Media Strategist
Skilled in Marketing, Social Media, Event Management, Publicity Tours, Media Strategy



Ben Merberg
Sales Manager
5+ years in Sales & Customer Relations Industry.



Paolo Cavadini
International Sales Manager
10+ years in consumer electronics marketplace specializing in EU, Middle East, Asia. (contractor)

Details

The Board of Directors

None.

Officers

OFFICER	TITLE	JOINED
Thomas DeVesto	founder , designer	2016
Angela Hahn	Treasurer	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Thomas DeVesto	7,750,000 Common Stock	81.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
09/2018	$750,000		Section 4(a)(2)
09/2019	$100,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/30/2018	$750,000	5.0%	0.0%	None	03/31/2020
09/19/2019	$100,000	5.0%	0.0%	None	03/31/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Thomas DeVesto	09/01/2018	$4,192,922	$1,565,064	5.0%	05/11/2025	Yes
Michael Cronin		$100,000		%		
Thomas DeVesto		$380,000		%		

Related Party Transactions

Name	Thomas DeVesto
Amount Invested	$4,192,922
Transaction type	Convertible Note
Issued	08/02/2018
Outstanding principal plus interest	$4,192,922 as of 02/2019
Interest	5.0 per annum
Discount rate	1.0
Maturity	05/31/2025
Outstanding	Yes
Current with payments	Yes
Converted	Yes
Valuation cap	None
Relationship	Owner and Founder

Related party loan. No set maturity date; it's intended to be repaid as the Company becomes profitable. In 2018, the Company has classified $3,000,000 of these liabilities as long-term while the excess of $3,000,000 as short-term as the lender has the intention to raise capital, and convert up to $3,000,000 in the conversion.

During 2019, the Company converted $3,000,000.00 of related party loans into 3,750,000 shares of common stock.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,600,000	Yes
Preferred Stock	5,000,000	99,899	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Angela Hahn is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $1,090,983 and $933,925 for the years ended December 31, 2018 and 2017, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2018 and 2017, and has a member's deficit of $2,937,721 and $1,798,269 as of December 31, 2018 and 2017, respectively.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's forecasts for the support required for the product after a sale or the product's expected functional lifetime may not be accurate and may prove costly to the Company, significantly hampering the Company's ability to be profitable.

If there is a material disruption in our technology systems or those of our third-party partners, the ability of our product to function as designed will be impaired or compromised.

The Company will be dependent on third party contract assembly and manufacturing partners to build and assemble its product. Some of these partners will be overseas subject to different laws and customs. Uncertainty around tariffs, currency and international trade may affect the cost of the bill of materials. It's possible suppliers may not deliver as contracted or expected or fail to meet our expected quality and we may have little practical enforcement rights, particularly in a foreign country.

We operate in the fast-changing technology in the consumer electronics industry. Features in vogue change rapidly, and in order to remain competitive we need to be adaptive.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Como Audio, Inc

- Delaware Corporation
- Organized March 2019
- 4 employees

21 Drydock Avenue
Boston MA 02210

http://www.comoaudio.com

Business Description

Refer to the Como Audio profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Como Audio is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT



You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/comoaudio/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*